-FOR IMMEDIATE RELEASE-

ELRON TO REPORT THIRD QUARTER 2005 FINANCIAL RESULTS

ON NOVEMBER 8, 2005.

Tel Aviv, November 1, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it would be releasing its third quarter 2005 financial results on Tuesday, November 8th, 2005.

Elron will also be hosting a conference call that same day at 10am EST. On the call, Mr. Doron Birger, President and CEO and Mr. Tal Raz, Vice President and CFO, will review and discuss the financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: 1 866 860 9642

In the UK: 0 800 917 5108

In Israel: 03 918 0610

International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Thursday, November 10, 2005. To access the replay please dial: (US) 1 866 276 1002, (UK) 0 800 917 4256 or (International) +972 3 925 5942. A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.